Exhibit 99.1

Fr8Tech Advances AI-Native Transformation, Reduces Workforce and Raises Additional Capital

Fr8Tech furthers its transition to a pure-play, software-driven logistics technology company as it advances the build-out of an AI-native freight platform, completes additional workforce reduction, scales back brokerage operations, and raises $1.2 million to support its evolution

HOUSTON – July 15, 2026 – Freight Technologies, Inc. (Nasdaq: FRGT, “Fr8Tech” or the “Company”), a technology-centric logistics company offering a diversified portfolio of AI software solutions designed to address key inefficiencies in the supply chain, today announced that it has completed additional steps in its transition from an online freight broker to a pure-play, software and AI logistics technology company. These steps include a further reduction in workforce, a reduction of certain brokerage operations, and raising $1.2 million through the issuance of additional Series C Preferred Shares. The Company expects these actions to meaningfully lower operating expenses, reduce outstanding debt, and support a higher-margin business model as Fr8Tech continues to scale its software solutions.

As previously announced, Fr8Tech is exploring strategic alternatives for its online brokerage operations, including a potential sale, and has engaged with multiple interested parties as part of that process. Certain Fr8Fleet dedicated capacity operations were successfully transitioned to other operators in the second quarter of 2026. Ongoing discussions regarding Fr8App over-the-road, spot market and Waavely ocean container brokerage services remain exploratory in nature. No assurance can be given that the exploration of strategic alternatives will result in any transaction. In connection with this ongoing process, and consistent with the Company’s deliberate pivot away from brokerage operations, Fr8Tech has taken further action to reduce the scope and expenses of its brokerage business.

The Company completed significant workforce reductions in the second quarter of 2026, concentrated primarily within its brokerage operations. These actions are expected to materially reduce the Company’s ongoing operating expenses and headcount-related costs, while preserving enterprise customer relationships, technology infrastructure, and its software and AI development pipeline that support Fr8Tech’s SaaS and AI product offerings. The Company expects to substantially complete its restructuring by the end of the third quarter of 2026 and to incur severance and other restructuring costs of approximately $0.4 million; $0.2 million of which was incurred in the second quarter.

These developments follow the Company’s June 18th announcement of securing a $2.5 million loan, the net proceeds of which were used to repay in full and terminate the Company’s prior credit facility. The new loan bears interest at 10.0% per annum, matures on June 17, 2027, and consolidates Fr8Tech’s debt structure under a single lender relationship. Further, on July 14, 2026, the Company entered into a securities purchase agreement with an institutional investor (the “Buyer”), pursuant to which the Company agreed to sell to the Buyer 1,200,000 Series C preferred shares, par value $0.0001 per share, of the Company, for an aggregate purchase price of $1,200,000 (the “Offering”). The Offering is expected to raise net cash proceeds of approximately $1,150,000 after deducting the estimated expenses payable by the Company. The Company intends to use the net cash proceeds from the Offering for its ongoing restructuring, working capital, and general corporate purposes.

As of June 30, 2026, the Company held cash and cash equivalents of approximately $285 thousand, billed and unbilled accounts receivable of approximately $3.5 million, accounts payable and accrued expenses of approximately $2.5 million, and short-term debt of approximately $2.5 million. These figures are unaudited and have not been reviewed by the Company’s auditors.

“The actions we have taken in the second quarter reflect a deliberate and disciplined approach to reshaping our cost base,” said Don Quinby, Chief Financial Officer of the Company. “By establishing a leaner cost structure and accelerating the transition away from brokerage operations, we are building the financial foundation from which Fr8Tech can scale its recurring, higher-margin SaaS and AI-based revenue streams and creating a sustainable path toward profitability.”

“Together, these actions mark a decisive and disciplined step in our transformation into a pure-play, software-first technology company,” said Javier Selgas, Chief Executive Officer of the Company. “By reducing our workforce further, scaling back brokerage operations, and consolidating our debt, we are systematically removing operational complexity and financial friction from the business, and simultaneously focusing our capital and our talent on the commercialization of our software platform. Fr8Tech is building an AI-powered platform anchored by Fleet Rocket, where AI agents and automation tools are designed to streamline freight operations from tendering to delivery across the USMCA corridor.”

Fr8Tech believes that the cross-border freight market it targets remains a highly dynamic and underpenetrated technology opportunity in North American logistics, driven by ongoing nearshoring investment in Mexico and continued growth in cross-border trade. Fr8Tech’s software platform — anchored by Fleet Rocket and its growing ecosystem of AI-powered modules and applications — continues to generate recurring software contracts as the Company directs its full resources toward its AI-powered, software-first strategy across the USMCA region.

About Freight Technologies Inc.

Freight Technologies (Nasdaq: FRGT) (“Fr8Tech”) is a technology company offering a diverse portfolio of proprietary platform solutions powered by AI and machine learning to optimize and automate the supply chain process. Focused on addressing the distinct challenges within the supply chain ecosystem, the Company’s portfolio of solutions includes the Fr8App platform for seamless OTR B2B cross-border shipping across the USMCA region; Fr8Now, a specialized service for less-than-truckload (LTL) shipping; Fr8Fleet, a dedicated capacity service for enterprise clients in Mexico; Waavely, a digital platform for efficient ocean freight booking and management of container shipments between North America and ports worldwide; Fleet Rocket, a nimble, scalable and cost-effective Transportation Management System (TMS) for brokers, shippers, and other logistics operators; and Zayren, an AI-based, machine learning pricing-prediction tool and carrier-matching platform designed specifically for cross-border and domestic OTR freight shipments across Mexico and the United States. Together, each product is interconnected within a unified platform to network carriers and shippers and significantly improve matching and operation efficiency via innovative technologies such as live pricing and real-time tracking, digital freight marketplace, brokerage support, transportation management, fleet management, and committed capacity solutions. For more information, please visit fr8technologies.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Fr8Tech’s and Fr8App Inc.’s actual results may differ from their expectations, estimates and projections and, consequently, readers should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the anticipated benefits of the Company’s workforce reduction, reduction of brokerage operations, credit facility refinancing, and working capital position, including expectations regarding future operating expenses, debt levels, and profit margins, as well as statements regarding the Company’s exploration of strategic alternatives for its brokerage operations and the timing of the closing of the Offering.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Fr8Tech’s and Fr8App Inc.’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the inability to obtain or maintain the listing of Fr8Tech’s ordinary shares on Nasdaq; (2) changes in applicable laws or regulations; (3) the possibility that Fr8Tech or Fr8App Inc. may be adversely affected by other economic, business and/or competitive factors; (4) risks relating to the uncertainty of the projected financial information with respect to Fr8App Inc.; (5) risks related to the organic and inorganic growth of Fr8App Inc.’s business and the timing of expected business milestones; (6) the risk that the Company does not realize the anticipated cost savings, margin improvement, or debt reduction from its workforce reduction, brokerage operations reduction, or credit facility refinancing; (7) the risk that the exploration of strategic alternatives for the Company’s brokerage operations does not result in a transaction, or results in a transaction on terms less favorable than anticipated; (8) uncertainty regarding AI technology development timelines; (9) risks that AI capabilities may not perform as anticipated; (10) regulatory risks related to AI in transportation/logistics; (11) competitive risks in the AI logistics space; and (12) other risks and uncertainties identified, including those under “Risk Factors,” to be filed in Fr8Tech’s other filings with the Securities and Exchange Commission.

Fr8Tech cautions that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Fr8Tech and Fr8App Inc. caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Fr8Tech and Fr8App Inc. do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Fr8Tech Contact:

Jason Finkelstein

IGNITION Investor Relations

investors@fr8technologies.com